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                                   EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

All of the Company's subsidiaries are wholly owned by the registrant or a subsidiary of the registrant:

Vermont Pure Springs, Inc. ("Springs") - incorporated in the State of Delaware.

Crystal Rock Spring Water Company ("Crystal Rock") - incorporated in the State of Connecticut.

Excelsior Springs Water Company, Inc. - incorporated in the State of New York and wholly owned by the Company's subsidiary, Springs.

Adirondack Coffee Services, Inc. - incorporated in the State of New York and wholly owned by the Company's subsidiary, Springs.

Crystal-Waterville, Inc. - incorporated in the State of Connecticut and wholly owned by the Company's subsidiary, Crystal Rock.